Exhibit 99.1

Rogers Cable Prices Private Placement US$350 Million Notes

TORONTO, June 16 — Rogers Communications Inc. (Toronto: RCI.A and RCI.B, NYSE: RG) announced today that its wholly-owned subsidiary Rogers Cable Inc. (“Rogers Cable”) has priced a private placement in an aggregate principal amount of US$350 million (approximately Cdn $469 million) 6.25% Senior (Secured) Second Priority Notes due June 15, 2013 (the “Notes”). The offering is being made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) and is expected to be closed on June 19, 2003.

     Rogers Cable intends to use the net proceeds of the Notes: to redeem the outstanding US$74.8 million aggregate principal amount of its 10% Senior Secured Second Priority Debentures due 2007 on June 26, 2003 at a redemption price of 105.00% of the aggregate principal amount; to repay all outstanding bank debt; to repay all inter-company subordinated debt owing to Rogers Communications Inc.; and for general corporate purposes.

     The Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is not an offer of the Notes for sale in the United States.

     Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Rogers Communications Inc. (the “Company”) cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report and Annual Information Form filed with the Ontario Securities Commission and the Securities and Exchange Commission.

     About the Company: Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, and wireless data communications through Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping, and publishing businesses through Rogers Media Inc.

For further information:
Bruce M. Mann, (416) 935-3532, bmann2@rci.rogers.com;
or Eric Wright, (416) 935-3550, ewright@rci.rogers.com